CTM MEDIA HOLDINGS, INC.
11 Largo Drive South
Stamford, Connecticut 06907

August 28, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:	Larry Spirgel
Assistant Director

Re: CTM Media Holdings, Inc.
Registration Statement on Form 10-12G
Filed on July 7, 2009
File No. 000-53718

Dear Mr. Spirgel:

           CTM Media Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 3 (the “Amendment”) to its Registration Statement on Form 10-12G filed July 7, 2009 (as amended, the “Registration Statement”).

Sincerely,

/s/ Marc E. Knoller

Marc E. Knoller
Chief Executive Officer

Cc: Reid S. Hooper
       Joseph Kempf
       Robert Littlepage
       Paul Fischer